Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

March 3, 2005

Item 3

News Release

The press release was issued on March 3, 2005 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd (NSU: TSX and AMEX) is pleased to announce that it has intersected a new massive sulphide mineralization at its Harena Prospect located 9.5 kilometers to the southwest of the Bisha Main Deposit.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

No information has been intentionally omitted from this form.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

March 3, 2005

NEVSUN RESOURCES LTD.

Per: “Maureen Carse”

Maureen D. Carse

Corporate Secretary

N E W S R E L E A S E

New Harena Massive Sulphide Deposit Discovered at Bisha, Eritrea

March 3, 2005

Nevsun Resources Ltd (NSU: TSX and AMEX) is pleased to announce that it has intersected a new massive sulphide mineralization at its Harena Prospect located 9.5 kilometers to the southwest of the Bisha Main Deposit. Diamond drilling of a coincident gravity anomaly, HLEM anomaly and gold in soil anomaly resulted in the first hole intersecting gossan mineralization from 33.0 to 51.0 meters and again from 55.0 to 62.0 meters. The hole ended at 88.0 meters. A second hole drilled 25 meters beneath the first hole and at -45o, intersected massive sulphide mineralization from 63.0 to 99.5 meters. A third hole drilled a further 25 meters below H002  and stepped back 50 meters on section, provided massive sulphide mineralization from 105.5 to 128.5 meters. The dip of the massive sulphide unit is interpreted to be steeply to the northwest.

The core for holes 1 and 2 have been logged and samples are ready for shipping to ALS Chemex in Vancouver for subsequent assaying. Results are expected in approximately 5 to 6 weeks.

Additional drilling on the same section is in progress. Further drilling will test the zone along strike and to depth in order to determine the overall configuration of the deposit.

The Harena prospect was initially identified as a small but prominent alteration feature on Landsat imagery. The 2003 airborne geophysical survey defined numerous airborne EM responses in the area but the Harena anomalies appear to sit as somewhat separate entities. Subsequent ground work indicates favorable geology and alteration associated with massive sulphide deposits and it is apparent that the area is stratigraphically the same as Bisha.

John Clarke, President of Nevsun states that “the discovery of a new massive sulphide zone some distance from the Main Bisha deposit is an exciting event and offers hope that other deposits may ultimately be found on Nevsun's property in the future. The similarities of the Harena gossan to those at Bisha are also encouraging and could mean that additional gold resources may be present. We need to await the assay results. The exploration team has done an excellent job in quickly defining this target and providing the Company with positive drill results”

Meanwhile, in respect to the Bisha Main deposit, a team of engineers from AMEC have arrived in Eritrea in order to advance the feasibility study on Bisha Main. Samples for metallurgical test work will be collected within the next week and then shipped to Canada for processing. Various aspects of the project dealing with environmental, geotechnical, mining, processing and infrastructure issues will be addressed by AMEC for subsequent inclusion in a final feasibility study.

AMEC has previously provided their independent resource estimate on the Bisha Main Zone, as announced by Nevsun in its October 18, 2004 news release, The Bisha Main VMS Deposit has three distinct zones, the oxide gold zone, supergene copper zone and the primary sulphide zones. The Indicated resource estimate for the surface oxide gold zone is 4.984 million tonnes averaging 6.51 g/t Au (using a 0.5 g/t Au cut-off grade) for a total of 1.04 million ounces of gold. The Indicated resource for the supergene copper zone totals 7.645 million tonnes averaging 3.47% Cu (using a 0.5 % Cu cut-off grade) for a total of 585 million pounds of copper. The primary sulphide zone is comprised of a primary zone and a zinc-rich zone, the latter containing an Indicated resource of 8.413 million tonnes grading 9.04 % Zn totaling 1.68 billion pounds of zinc and 1.12% Cu totaling 207.7 million pounds of copper (using a 2.0 % Zn cut-off grade).

As noted in the news release of October 18, 2004, the Bisha QA/QC program used to monitor the accuracy of the assay database was reviewed and verified by AMEC's Qualified Person, Douglas Reddy, P.Geo.  Mr. Reddy made a site visit to the Bisha Property in May 2004. Geological modeling was completed by Nevsun and AMEC.  Resource modeling was carried out using Vulcan 3D Software by Maptek Pty Limited by Ken Brisebois, P.Eng. also of AMEC and the QP for the resource model. The geological model was formulated by Nevsun under the supervision of Bill Nielsen, P.Geo. Nevsun's V.P. of Exploration.

Discussions with the Eritrean Government with respect to obtaining cellular telephone coverage at Bisha, improvement of local roads, approval to install high speed data transmission and voice satellite telephones and other pertinent issues are advancing in a positive way. The Government is displaying a strong desire to advance the Bisha Project to production.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Some of the statements contained in this release are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu05-06.doc	For further information, Contact: Maureen Carse (604) 623-4700 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

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